EXHIBIT 12.1

Kronos International, Inc. and Subsidiaries
Statements of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(In millions, except ratios)

	Years ended December 31,
	2003	2004	2005	2006	2007

Fixed charges:
Total interest expense	$32.6	$36.7	$43.9	$63.3	$37.8
Interest component of rent expense(1)	3.0	2.7	2.8	2.8	3.1

Total fixed charges	35.6	39.4	46.7	66.1	40.9

Adjustments:
Income before income taxes	82.9	64.1	119.6	66.0	63.5
Amortization of capitalized interest	.5	.5	.4	.3	.4

Total adjustments	83.4	64.6	120.0	66.3	63.9

Total earnings available for fixed charges	$119.0	$104.0	$166.7	$132.4	$104.8

Ratio of earnings to combined fixed charges (2)	3.3	2.6	3.6	2.0	2.6

(1)	The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.

(2)	Computed as (y) total earnings available for fixed charges to (z) total fixed charges.